FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


February 2, 2000


                           ST. LAURENT PAPERBOARD INC.
                 (Translation of registrant's name into English)


                 630 Rene-Levesque Boulevard, West, Suite 3000,
                            Montreal, Quebec H3B 5C7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F ...... Form 40-F ..X...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)under the Securities Exchange Act of 1934.

                               Yes ..... No ...X..


                     INFORMATION FILED WITH THIS REPORT


The following document is filed as an Exhibit to this Report:

Exhibit I -- Press Release,  dated  February 2, 2000, of St. Laurent  Paperboard
             Inc. announcing that it Reports $8.9 Million Net Earnings for the Fourth Quarter of 1999 for Total Net Earnings of $38.3 Million for 1999.

On February 2, 2000 St. Laurent Paperboard Inc. issued a press release announcing that St. Laurent Paperboard Inc. Reports $8.9 Million Net Earnings for the Fourth Quarter of 1999 for Total Net Earnings of $38.3 Million for 1999.

Exhibit I -- Press Release, dated February 2, 2000, of St. Laurent Paperboard Inc. announcing that St. Laurent Paperboard Inc. Reports $8.9 Million Net Earnings for the Fourth Quarter of 1999 for Total Net Earnings of $38.3 Million for 1999.

                                 SIGNATURE

Pursuant  to  the  requirements  of  the Securities  Exchange Act of 1934,   the
registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  February 2, 2000

                                     ST. LAURENT PAPERBOARD INC.
                                     (Registrant)


                                     By: /s/  Richard Garneau
                                         -------------------------------
                                          Name: Richard Garneau
                                          Title: Senior Vice President and
                                                  Chief Financial Officer
                                                  St. Laurent Paperboard Inc.

                                                                    EXHIBIT I
P r e s s   R e l e a s e
For immediate release

          ST. LAURENT PAPERBOARD INC. REPORTS $8.9 MILLION NET EARNINGS
 FOR THE FOURTH QUARTER OF 1999 FOR TOTAL NET EARNINGS OF $38.3 MILLION FOR 1999

Note:  All amounts are expressed in US dollars unless otherwise stated.

Montreal, February 2, 2000 - For the fourth quarter of 1999, St. Laurent Paperboard Inc. generated net earnings of $8.9 million, or $0.18 per share, on net sales of $252.5 million, compared to a net loss of $10.6 million, or $0.21 per share, on net sales of $184.3 million for the same quarter in 1998.

For the year ended December 31, 1999, net earnings totalled $38.3 million, or $0.78 per share, on net sales of $915.8 million, compared to a net loss of $23.3 million, or $0.47 per share, on net sales of $791.9 million for 1998.


NET SALES
Net sales in the fourth quarter of 1999 increased to $252.5 million compared to $184.3 million for the same period in 1998. This improvement in net sales is attributable to the following:

o Shipments of paperboard products were up 15,300 tons or 4.2% and net price realizations were 27% higher compared to the corresponding quarter of 1998.

o Shipments of corrugated containers increased by 224 million square foot and net price realizations were up 19% compared to the same quarter in 1998. The increased shipments were attributable to the strong performance of the Milwaukee sheet feeder and the acquisitions of Castle Rock Container and Eastern Container.

o Sawmills' net sales increased by $6 million over the corresponding quarter last year, the result of the acquisition of three sawmills and a lumber remanufacturing facility.

o Liquid and food packaging sales increased by 4,530 tons and net price realization declined by 1.0% compared to the fourth quarter last year.


BUSINESS REVIEW
o    Net earnings increase of $19.5 million

o Major major maintenance downtime at the West Point, Virginia mill reduced production by 6000 tons

o Downtime required for equipment tie-ins on major capital projects at the La Tuque, Quebec mill, resulted in a 4000 ton production reduction

o    Sale of St. Leonard, Quebec liquid packaging facility to Elopak Canada Inc.

o    Acquisition of the remaining 51% interest in Eastern Container

o    Eastern  Container's   acquisition  of  Kimball  Companies,   a  protective
     packaging business

o Acquisition from Abitibi-Consolidated of the economic interest in the Thunder Bay, Ontario mill

TABLE 1  - KEY FINANCIAL RESULTS

(In millions of US dollars, except percentage and per share amounts)
--------------------------------------------------------------------------------
                               1999              1998              1999
                          Fourth Quarter    Fourth Quarter     Third Quarter
--------------------------------------------------------------------------------
  Net sales                   252.5             184.3             246.2

  EBITDA                       40.1               7.2              46.9

  EBITDA margin - %            15.9%              3.9%             19.0%

  Operating earnings           23.2              (7.6)             29.9

  Unusual items after taxes     -                  -                5.8

  Net earnings (losses)         8.9             (10.6)             20.3

  Per share                    0.18              (0.21)             0.42

Note: EBITDA is Earnings Before Interest, Taxes, Depreciation and Amortization. EBITDA margin is the ratio of EBITDA divided by net sales.


OPERATING EARNINGS

1999 4TH QUARTER COMPARED TO 1998 4TH QUARTER

For the fourth quarter of 1999, operating earnings were $23.2 million compared to an operating loss of $7.6 million, an increase of $30.8 million compared to the corresponding quarter in 1998. The operating earnings improvement is mainly attributable to higher net price realization for paperboard and corrugated products, which were respectively 27% and 19% higher than the corresponding period in 1998. Paperboard cash manufacturing costs were negatively impacted by higher fuel, labour and maintenance costs as well as by the stronger Canadian dollar. Selling and administrative expenses were $6.3 million higher, attributable to the acquired packaging facilities, the cost associated with setting up the new e-commerce packaging subsidiary, supply chain management organization and containerboard branding advertising campaign costs.

Total paperboard production was 3.1% higher than the fourth quarter of 1998, despite the West Point, Virginia mill major maintenance outage and production disruptions related to work on the two major ongoing construction projects at the La Tuque, Quebec mill. Productivity has improved on all the corrugating medium machines as well as on the white top linerboard machines compared to the 1998 fourth quarter. Corrugated containers operating earnings increased slightly compared to the fourth quarter of 1998. Net price realization improvement was offset by higher paperboard and manufacturing costs as well as by costs associated to the closure of the Markham facility. The Eastern Container results were included in the Company's results in December following the acquisition of the remaining 51% interest.

The Canadian dollar strengthened by 4.7% compared to the corresponding quarter in 1998 thus increasing manufacturing costs denominated in Canadian dollars by $2.9 million or $8 per ton. The Company actively manages its Canadian dollar currency and commodity price exposures, which resulted in an opportunity loss of $1.8 million, a reduction of $1.9 million compared to the corresponding quarter in 1998.

TABLE 2 - OPERATING EARNINGS VARIANCES
1999 4TH QUARTER COMPARED TO 1998 4TH QUARTER

(In millions of US dollars)
--------------------------------------------------------------------------------
VARIANCE Positive (Negative)
                                   Mill    Converting    Other      Total
--------------------------------------------------------------------------------
Net price realization
    on all products                37.0       10.5        0.0       47.4

Cost reduction (increase)          (7.4)      (9.7)       2.9      (14.2)

Volume increase (reduction)        (0.5)       3.4        0.0        2.9

Commodity and currency              3.2        --         --         3.2

Selling and administration         (2.9)      (3.3)      (0.2)      (6.4)

Depreciation                       (1.0)      (0.8)      (0.3)      (2.1)
                                   ----       ----       ----       ----
Total                              28.3        0.1        2.4       30.8
                                   ====       ====       ====       ====

1999 4TH QUARTER COMPARED TO 1999 3RD QUARTER

In the fourth quarter of 1999, operating earnings were $23.1 million compared to $29.9 million for the third quarter of 1999, a reduction of $6.7 million. The primary mill operating earnings were $4.8 million lower attributable to lower volume, maintenance downtime at the West Point, Virginia mill and production disruption at the La Tuque, Quebec mill as well as higher fuel and virgin fibre costs and the one time charge related to the West Point, Virginia labour reduction.

Packaging operating earnings were $4.1 million lower mainly attributable to higher board costs and costs related to the permanent closure of the Markham facility. The higher selling and administrative expenses are attributable to setting up the e-commerce packaging company, advertising branding campaign of containerboard products and the inclusion of Eastern Container whose results were consolidated with the Company results in December.


TABLE 3 - OPERATING EARNINGS VARIANCES
1999 4TH QUARTER COMPARED TO 1999 3RD QUARTER

(In millions of US dollars)
--------------------------------------------------------------------------------
VARIANCE Positive (Negative)
                                   Mill    Converting    Other      Total
--------------------------------------------------------------------------------
Net price realization
    on all products                 4.2        2.4       (0.1)       6.5

Cost reduction (increase)          (6.6)      (4.9)       2.4       (9.1)

Volume increase (reduction)        (1.4)       0.6        0.3       (0.5)

Commodity and currency              0.5        --         --         0.5

Selling and administration         (1.4)      (2.6)      (0.1)      (4.1)

Depreciation                       (0.1)       0.4       (0.2)       0.1
                                   ----       ----       ----       ----
Total                              (4.8)      (4.1)       2.2       (6.7)
                                   ====       ====       ====       ====

LIQUIDITY AND CAPITAL EXPENDITURES

During the fourth quarter, cash provided by operating activities was $46.3 million, compared to $7.1 million of cash used for the corresponding quarter in 1998. The $53.4 million increase is attributable to profitability improvement. Capital expenditures were $26.4 million compared to $10.8 million for the fourth quarter of 1998. The increase in capital expenditures in the fourth quarter is mainly attributable to two projects (lightly coated white top and the upgrade of the fibre receiving area) currently underway at the La Tuque mill. The acquisition of the remaining 51% of Eastern Container for a consideration of $10.8 million was completed. Eastern Container, a wholly-owned subsidiary, acquired The Kimball Companies' protective packaging assets as well as a sheet feeding facility for a total consideration of $6.5 million.

The financing activities include the repayment of the note payable to Abitibi-Consolidated Inc. as well as the purchase of its economic interest in the Thunder Bay, Ontario mill, consisting of potential payments of certain additional amounts based on a percentage of earnings before taxes up to 2005, for a total consideration of CAN$5 million.


COST REDUCTION INITIATIVES

The West Point restructuring initiative resulted in cost reductions of $3 million during the fourth quarter compared to the corresponding quarter in 1998. The total reduction for the year was $16 million. An additional cost reduction of $5 million will be realized by the end of 2000 when the new off-site woodyard, under construction, starts operations.


YEAR-2000 COMPLIANCE

A successful transition into Year 2000 was achieved without any material disruptions during the rollover period. The Company's cost to achieve Y2K compliance was $6.4 million, of which $2.9 million has been capitalized and $3.5 million has been expensed.


OUTLOOK

Demand for containerboard is expected to remain steady, as the North American economies continue to perform relatively well. Asia's economic growth continues to improve, which should translate into higher export volume for North American producers. Price increases of $50 per ton for kraft and white top linerboard and $60 for corrugating medium have been announced for implementation with February 1st shipments.

                     **************************************

St. Laurent Paperboard is a major North American producer, supplier and converter of high-quality, value-added paperboard substrates and packaging solutions, with more than 4,500 employees serving a diverse customer base in North America and selected international markets.

St. Laurent Paperboard owns four primary mills, located in La Tuque and Matane, Quebec; in Thunder Bay, Ontario; as well as in West Point, Virginia, with an aggregated annual paperboard production capacity of approximately 1.5 million short tons. It also owns sixteen packaging facilities located in Canada and the United States as well as 920,000 acres of forest land, the largest freehold in Quebec.

The Company's common shares are listed on the Toronto stock exchange under the trading symbol "SPI" as well as on the New York Stock Exchange (NYSE) under "SLW".


FOR FURTHER INFORMATION:

    Mr. Richard Garneau
    Senior Vice President and Chief Financial Officer
    ST. LAURENT PAPERBOARD INC.
    Tel: (514) 864-5102
    Website:  www.stlaurent.com

                                                     ST. LAURENT PAPERBOARD INC.
                                      CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
                                                             (unaudited)
                                       (in thousands of US dollars, except per share amounts)

                                            Fourth quarter ended    Third quarter ended      12 months ended
                                                December 31            September 30            December 31
                                             1999         1998             1999             1999        1998
---------------------------------------------------------------------------------------------------------------
Sales                                     $ 270,195    $ 201,469        $ 263,965       $ 986,819    $ 860,473
Cost of delivery                             17,667       17,168           17,739          71,022       68,566
                                          ---------    ---------        ---------       ---------    ---------
Net sales                                   252,528      184,301          246,226         915,797      791,907
                                          ---------    ---------        ---------       ---------    ---------
Cost of sales                               192,374      163,415          183,480         711,030      665,102

Selling and administrative expenses          20,011       13,672           15,861          62,651       51,919
Restructuring charge                           --           --               --              --         12,878
Amortization                                 16,966       14,815           17,024          67,023       63,508
                                          ---------    ---------        ---------       ---------    ---------
                                            229,351      191,902          216,365         840,704      793,407
                                          ---------    ---------        ---------       ---------    ---------
Operating earnings                           23,177       (7,601)          29,861          75,093       (1,500)
Interest expense, net                         7,932        7,213            7,103          28,609       29,397
Other expense (income)                          414          147          (10,020)        (13,792)        (497)
                                          ---------    ---------        ---------       ---------    ---------
Earnings before income taxes                 14,831      (14,961)          32,778          60,276      (30,400)
Provision for income taxes                    5,137       (4,408)          12,670          21,836       (7,137)
                                          ---------    ---------        ---------       ---------    ---------
                                              9,694      (10,553)          20,108          38,440      (23,263)
Earnings from equity investment / Minority
   interests                                   (782)        --                208            (103)        --
                                          ---------    ---------        ---------       ---------    ---------
Net earnings (loss)                           8,912      (10,553)          20,316          38,337      (23,263)
                                          ---------    ---------        ---------       ---------    ---------
Net earnings (loss) per common share
     Basic                                     0.18        (0.21)            0.42            0.78        (0.47)
                                          ---------    ---------        ---------       ---------    ---------
     Fully diluted                        $    0.18    $<F1>((1))       $    0.41       $    0.77    $<F1>((1))
                                          ---------    ---------        ---------       ---------    ---------


Retained earnings at beginning of period  $  31,194    $  12,322           10,878           1,769    $  25,032
                                          ---------    ---------        ---------       ---------    ---------
Net earnings (loss)                           8,912      (10,553)          20,316          38,337      (23,263)
                                          ---------    ---------        ---------       ---------    ---------
Retained earnings at end of period        $  40,106    $   1,769        $  31,194          40,106    $   1,769
                                          ---------    ---------        ---------       ---------    ---------

Weighted average number of outstanding
common shares (in thousands)                 49,382       49,220           49,356          49,328       49,124
                                          =========    =========        =========       =========    =========
----------
<F1>(1) Anti-dilutive

                                                     ST. LAURENT PAPERBOARD INC.
                                         CONSOLIDATED STATEMENT OF CHANGES IN CASH POSITION
                                                             (unaudited)
                                                    (in thousands of US dollars)

                                           Fourth quarter ended     Third quarter ended     12 months ended
                                                December 31            September 30           December 31
                                              1999        1998             1999            1999         1998
---------------------------------------------------------------------------------------------------------------
Cash provided by (used in)
Operating activities
 Net earnings (loss)                      $   8,912    $ (10,553)       $  20,316       $  38,337    $ (23,263)
 Items not involving cash
   Amortization of property, plant
     and equipment, start up,
     deferred costs and goodwil1             16,966       14,815           17,024          67,023       63,508
   Amortization of debt issue costs             259          431              469           1,438        1,422
   Future income taxes                        4,983       (4,537)          12,200          20,379       (8,163)
   Gain on sale of property, plant
     and equipment                                6         --               (547)         (5,094)        (235)
      Other                                    (373)          85             (268)           (927)        (758)
 Start-up and other deferred
   costs incurred                             1,151          798           (2,072)         (2,199)         414
 Post retirement expense, net
   of funding                                 2,152       (2,893)            (616)          3,242        9,358
 Earnings from equity investment/Minority
   interests                                    782         --               (208)            103         --
                                          ---------    ---------        ---------       ---------    ---------
                                             34,838       (1,854)          46,298         122,302       42,283
 Change in non-cash working capital
   relating to operations
    Accounts receivable                       7,375        4,358          (7,793)        (10,588)       11,913
    Inventory                                (1,305)       5,907             244           9,704        (1,942)
    Prepaid expenses                          6,048       (1,898)         (4,373)            226        (8,153)
    Accounts payable and accruals              (237)     (13,325)          7,395          23,854        (8,825)
    Income and other taxes payable             (453)        (317)            263            (538)          123
                                          ---------    ---------       ---------       ---------     ---------
                                             11,428       (5,275)         (4,264)         22,658        (6,884)
                                          ---------    ---------       ---------       ---------     ---------
 Cash provided by operating activities       46,266       (7,129)         42,034         144,960        35,399
                                          =========    =========       =========       =========     =========
Investing activities
 Equity investment                             --           --              --           (9,607)          --
 Business acquisitions                      (21,403)        --           (13,922)       (60,808)          --
 Additions to property, plant
   and equipment                            (26,432)     (10,767)        (12,572)       (57,138)       (49,235)
 Proceeds from disposals of
   property, plant and equipment              2,254         --             1,150          9,059            235
                                          ---------    ---------       ---------      ---------      ---------
                                            (45,581)     (10,767)        (25,344)      (118,494)       (49,000)
                                          =========    =========       =========      =========      =========
Financing activities
 Issuance of common shares,
   net of expenses                              288          124             526          1,537          2,144
 Redemption of common shares                   --           --              --             --             (370)
 Minority interests                             700         --              --              700           --
 Issuance of long-term debt                     362           61             112            610        230,256
 Repayment of long-term debt                 (9,434)        (373)            (69)        (9,549)      (241,892)
 Debt issue costs                                66          464            (710)        (1,354)        (4,496)
 Cash held in escrow                           --           --              --             --           11,000
                                          ---------    ---------       ---------      ---------      ---------
                                             (8,018)         276            (141)        (8,056)        (3,358)
                                          ---------    ---------       ---------      ---------      ---------
Increase (decrease) in cash                  (7,333)     (17,620)         16,549         18,410        (16,959)

Cash and cash equivalents at
  beginning of period                        22,224       14,101           5,675         (3,519)        13,440
                                          ---------    ---------       ---------      ---------      ---------
Cash and cash equivalents at
  end of period                           $  14,891    $  (3,519)      $  22,224      $  14,891      $  (3,519)
                                          =========    =========       =========      =========      =========

Cash and cash equivalents

 Cash on hand                                 9,125         --            10,013          9,125           --
 Temporary investments                        5,766        2,607          12,211          5,766          2,607
 Bank indebtedness                             --         (6,126)           --             --           (6,126)
                                          ---------    ---------       ---------      ---------      ---------
                                          $  14,891    $  (3,519)      $  22,224      $  14,891      $  (3,519)
                                          =========    =========       =========      =========      =========

                           ST. LAURENT PAPERBOARD INC.
                           CONSOLIDATED BALANCE SHEET
                                   (unaudited)
                          (in thousands of US dollars)

                                                          December 31
                                                    1999              1998
--------------------------------------------------------------------------------

ASSETS

Current assets
   Cash and temporary investments              $      14,891    $      2,607
   Accounts receivable                               124,279          95,895
   Income and other taxes receivable                   4,792           4,870
   Inventories                                       106,481          98,542
   Prepaid expenses                                   13,984          13,832
                                               -------------    ------------
                                                     264,427         215,746

Property, plant and equipment                        816,879         775,960

Future income taxes                                     --             8,437

Deferred charges and other assets                     33,898          30,347

Goodwill                                              40,339          19,923
                                               -------------    ------------
                                               $   1,155,543    $  1,050,413
                                               =============    ============

LIABILITIES

Current liabilities
   Bank indebtedness                           $        --      $      6,126
   Accounts payable and accrued liabilities          102,846          72,112
   Current portion of long-term debt                  47,397           5,975
                                               -------------    ------------
                                                     150,243          84,213
Long-term debt                                       338,206         356,455

Future income taxes                                   18,305           6,363

Other liabilities                                     32,804          27,271


SHAREHOLDERS' EQUITY

   Common shares                                     573,471         571,934
   Contributed surplus                                 2,408           2,408
   Retained earnings                                  40,106           1,769
                                               -------------    ------------
                                                     615,985         576,111
                                               -------------    ------------
                                               $   1,155,543       1,050,413
                                               =============    ============

                                                     ST. LAURENT PAPERBOARD INC.
                                                        SEGMENTED INFORMATION
                                                             (unaudited)
                                                    (in thousands of US dollars)

                                                   Fourth quarter ended             12 months ended
                                                       December 31                    December 31
                                                   1999           1998           1999            1998
-------------------------------------------------------------------------------------------------------
Net sales to third parties
  From Canada
    Within Canada                             $    33,701    $    24,538    $   137,174    $   120,620

    To the United States                           56,279         37,795        208,086        151,903

    Other                                           6,769         11,769         29,222         45,583
                                              -----------    -----------    -----------    -----------
                                              $    96,749    $    74,102    $   374,482    $   318,106

  From the United States                          155,779        110,199        541,315        473,801
                                              -----------    -----------    -----------    -----------
                                              $   252,528    $   184,301    $   915,797    $   791,907
                                              ===========    ===========    ===========     ==========

Intercompany sales between geographic areas

  From Canada                                 $     6,568    $     2,884    $    19,582    $     9,723

  From the United States                              402            351          1,215          2,078
                                              -----------    -----------    -----------    -----------
                                                    6,970    $     3,235    $    20,797         11,801
                                              ===========    ===========    ===========     ==========

Operating earnings (loss)

  Canada                                      $    14,554    $    (7,793)   $    40,967    $    (4,213)

  United States                                     8,623            192         34,126          2,713
                                              -----------    -----------    -----------    -----------
                                              $    23,177    $    (7,601)   $    75,093    $    (1,500)
                                              ===========    ===========    ===========    ===========



Identifiable assets

  Canada                                                                    $   438,551    $   441,710

  United States                                                                 716,992        608,703
                                                                            -----------    -----------
                                                                            $ 1,155,543    $ 1,050,413
                                                                            ===========    ===========



                                                     ST. LAURENT PAPERBOARD INC.
                                                        SUMMARY OF OPERATIONS
                                                             (unaudited)
                                           (in thousands of US dollars, except for units)


                                                                                          Woodlands,
                                                                                          Solid Wood
                                                              Primary                   and unallocated
 Fourth Quarter ended December 31, 1999                        mills       Converting       amounts         Total
------------------------------------------------------------------------------------------------------------------
   Net sales to third parties                              $  136,806     $  104,434     $   11,288     $  252,528

   Inter-segment sales                                         27,071          --             --            27,071
                                                           ----------     ----------     ----------     ----------
   Total                                                   $  163,877     $  104,434     $   11,288     $  279,599

   EBITDA                                                      33,779          3,350          3,014         40,143

   Amortization                                                14,053          2,092            821         16,966

   Operating earnings (loss)                                   19,726          1,258          2,193         23,177

   Identifiable assets                                        766,288        310,233         79,022      1,155,543

   Additions to property, plant and equipment                  17,714          7,883            835         26,432

   Sales to third parties (short tons)                        319,390          --             --
   Sales to third parties - corrugated containers (MMSF)        --             1,444          --
   Sales to third parties - liquid and food (short tons)        --            19,157          --
   Inter-segment sales (short tons)                            63,015          --             --

                                                                                          Woodlands,
                                                                                          Solid Wood
                                                              Primary                   and unallocated
 Fourth Quarter ended December 31, 1999                        mills       Converting       amounts         Total
-------------------------------------------------------------------------------------------------------------------
   Net sales to third parties                              $  108,913      $  71,664     $    3,724     $  184,301

   Inter-segment sales                                         18,903          --             --            18,903
                                                           ----------     ----------     ----------     ----------
   Total                                                      127,816      $  71,664     $    3,724     $  203,204

   EBITDA - Before restructuring charge                         4,438          2,471            305          7,214

   Amortization                                                13,015          1,287            513         14,815

   Operating earnings (loss) - Before
      restructuring charge                                     (8,577)         1,184           (208)        (7,601)

   Identifiable assets                                        809,947        181,532         58,934      1,050,413

   Additions to property, plant and equipment                   7,443          2,283          1,041         10,767

   Sales to third parties (short tons)                        326,949          --             --
   Sales to third parties - corrugated containers (MMSF)        --             1,220          --
   Sales to third parties - liquid and food (short tons)        --            14,627          --
   Inter-segment sales (short tons)                            52,443          --             --

                                                     ST. LAURENT PAPERBOARD INC.
                                                SUMMARY OF OPERATIONS - YEAR TO DATE
                                                             (unaudited)
                                           (in thousands of US dollars, except for units)


                                                                                          Woodlands,
                                                                                          Solid Wood
                                                             Primary                    and unallocated
 Twelve months ended December 31, 1999                        mills        Converting       amounts         Total
-------------------------------------------------------------------------------------------------------------------
   Net sales to third parties                              $  523,532     $  363,178     $   29,087     $  915,797

   Inter-segment sales                                         90,240          --             --            90,240
                                                           ----------     ----------     ----------     ----------
   Total                                                   $  613,772     $  363,178     $   29,087     $1,006,037

   EBITDA                                                     117,476         21,845          2,795        142,116

   Amortization                                                56,064          8,741          2,218         67,023

   Operating earnings (loss)                                   61,412         13,104            577         75,093

   Identifiable assets                                        766,288        310,233         79,022      1,155,543

   Additions to property, plant and equipment                  37,251         18,556          1,331         57,138

   Sales to third parties (short tons)                      1,338,914          --             --
   Sales to third parties - corrugated containers (MMSF)        --             5,519          --
   Sales to third parties - liquid and food (short tons)        --            69,898          --
   Inter-segment sales (short tons)                           222,605          --             --

                                                                                          Woodlands,
                                                                                          Solid Wood
                                                             Primary                    and unallocated
 Twelve months ended December 31, 1999                        mills        Converting       amounts         Total
------------------------------------------------------------------------------------------------------------------
   Net sales to third parties                              $  478,104     $  296,038     $   17,765     $  791,907

   Inter-segment sales                                         80,354          --             --            80,354
                                                           ----------     ----------     ----------     ----------
   Total                                                   $  558,458     $  296,038     $   17,765     $  872,261

   EBITDA - Before restructuring charge                        61,300         15,206         (1,620)        74,886

   Amortization                                                54,329          7,391          1,788         63,508

   Operating earnings (loss) - Before
        restructuring charge                                    6,971          7,815         (3,408)        11,378

   Identifiable assets                                        809,947        181,532         58,934      1,050,413

   Additions to property, plant and equipment                  33,913         13,129          2,193         49,235

   Sales to third parties (short tons)                      1,292,642          --             --
   Sales to third parties - corrugated containers (MMSF)        --             4,735          --
   Sales to third parties - liquid and food (short tons)        --            60,243          --
   Inter-segment sales (short tons)                           215,768          --             --